UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

                                                                          [Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON JULY 3rd, 2013

DATE, TIME, AND PLACE: July 3rd, 2013, at 4:30 p.m., at the Auditorium of  Banco Santander (Brasil) S.A.´s main place of business (“Banco Santander” or “Company”), at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine, Vila Olímpia – São Paulo – SP.

ATTENDANCE: (i) Shareholders representing more than seventy six per cent (76%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book.

BOARD: Chairman: Mrs. Ana Maria Imbiriba Corrêa; Secretary: Mr. Mauro Eduardo Guizeline.

CALL AND LEGAL PUBLICATIONS: (1) Call Notice published in the Diário Oficial do Estado de São Paulo (“DOESP”), in editions of June 18th, 19th and 20th, 2013, and in the newspaper “Valor Econômico”, in editions of June 18th, 19th and 20th, 2013.

AGENDA: (a)  To elect Mr. Manuel Soto Serrano and Mr. Javier San Félix as members of the Company’s Board of Directors, and due to such resolution, TO CONFIRM the composition of the Company’s Board of Directors; and (b)  To approve the consummation, by Banco Santander, of operations with call options of units of its issue, with extension of the legal term from 365 days, pursuant  to article 3, item III of the Brazilian Securities & Exchange Commission (“CVM”) Instruction #390/03, to 4 years from the date of its agreement.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in this Extraordinary Shareholders Meeting was dismissed, considering that are entirely knew by the shareholders and were disclosed on website www.cvm.gov.br  on June 17th, 2013, as per Instruction CVM nº 481, of December 17, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, paragraphs 1º and 2º, of Law 6,404/76, respectively.

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                                                                          [Free English Translation]

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of the Company representing more than seventy six per cent (76%) of the voting capital, resolved to:

(a)               Passing to the first item of the Agenda, the Chairman informed the present Shareholders that due to issues related to the procedure for the election of the Board of Directors members at Brazilian Central Bank, the Management has recommended to postpone the approval of this matter for a new Shareholders Meeting, which will be called opportunely. Therefore, it was APPROVED the removal of this item from the Agenda; and

(b)               TO APPROVE the consummation, by Banco Santander, of operations with call options of units of its issue, with extension of the legal term from 365 days, pursuant  to article 3, item III of the Brazilian Securities & Exchange Commission (“CVM”) Instruction #390/03, to 4 years from the date of its agreement, as decided in the Meeting of the Joint Committee of the Brazilian Securities & Exchange Commission (“CVM”) #06/2013;

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the Chairman, the Secretary and by the controlling shareholders. São Paulo, July 3rd, 2013.  BOARD: Mrs. Ana Maria Imbiriba Corrêa – Chairman; Mauro Eduardo Guizeline – Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Arruda Outeiro – attorney-in-fact; STERREBEECK, B.V. – Beatriz Arruda Outeiro – attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Ana Maria Imbiriba Corrêa

Chairman

Mauro Eduardo Guizeline

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 3, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer